

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE


05056907

June 2, 2005

Keyna P. Skeffington
Senior Legal Counsel
Medtronic, Inc.
710 Medtronic Parkway
MS LC-300
Minneapolis, MN 55432-5604

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 6/2/2005

Re: Medtronic, Inc.
Incoming letter dated April 28, 2005

Dear Ms. Skeffington:

This is in response to your letter dated April 28, 2005 concerning the shareholder proposal submitted to Medtronic by Raymond B. Ruddy. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.




RECD S.E.C.
JUN - 5 2005
1086

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Raymond B. Ruddy
26 Rolling Lane
Dover, MA 02030



64670



Medtronic, Inc.
710 Medtronic Parkway
MS LC-300
Minneapolis, MN 55432-5604
www.medtronic.com

Law Department
tel 763.505.2758
fax 763.505.2980
keyna.skeffington@medtronic.com



Keyna P. Skeffington
*Senior Legal Counsel*

April 28, 2005

***VIA FEDERAL EXPRESS***

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street NW
Washington, DC 20549

Re: Shareholder Proposal Submitted by Raymond B. Ruddy

Ladies and Gentlemen:

Medtronic, Inc., a Minnesota corporation (the "Company"), has received by letter dated February 8, 2005 from Mr. Raymond B. Ruddy (the "Proponent") a shareholder proposal (the "Proposal") for inclusion in the Company's proxy materials for its 2005 Annual Meeting of Shareholders (the "Annual Meeting"). The Company presently intends to exclude the Proposal from its proxy materials pursuant to Rule 14a-8, Sections (i)(7) and (i)(12) under the Securities Exchange Act of 1934, as amended. We respectfully request that the staff of the Division confirm that it will not recommend any enforcement action against the Company if it excludes the Proposal from the proxy materials.

We are enclosing six copies of this letter with the Proposal attached as Exhibit A. Concurrently with the filing of this letter with the Division of Corporation Finance (the "Division"), we are forwarding a copy of this letter to the Proponent as notice of the Company's intention to exclude the Proposal from its proxy materials.

**The Proposal**

The Proposal is as follows:

"Resolved: Within two months of approval of this proposal the shareholders request the company to consider listing on the company's website all political and charitable contributions."

**Reasons for Excluding the Proposal**

The Company believes that the Proposal may be properly excluded from the proxy materials for the 2005 Annual Meeting pursuant to Rules 14a-8(i)(12) and (i)(7).

**1. The proposal may be omitted pursuant to Rule 14a-8(i)(12)(i) because it deals with substantially the same subject matter as a prior proposal that was included in the Company's proxy materials for the 2004 Annual Meeting, and the proposal did not receive the necessary support for resubmission.**

Rule 14a-8(i)(12)(i) permits the exclusion of a shareholder proposal dealing with "substantially the same subject matter as another proposal . . . that has been previously included in the company's proxy materials within the preceding 5 calendar years" and the proposal "received less than 3% of the vote if proposed once within the preceding 5 calendar years."

The Proponent submitted a proposal which was included in the Company's 2004 proxy materials filed on July 23, 2004 (the "Previous Proposal"). A copy of the Previous Proposal as set forth in the proxy materials for the 2004 Annual Meeting is attached hereto as Exhibit B. In the Previous Proposal, Proponent requested that the Company "cease making charitable contributions." Although the Proposal is not identical to the Previous Proposal, they are substantially similar since the main focus of both proposals is charitable contributions.

"Substantially the same subject matter," as that phrase is used in Rule 14a-8(i)(12), does not mean that the Previous Proposal and the Proposal have to be exactly the same. The SEC stated in 1983 when announcing the current version of Rule 14a-8(i)(12) that:

> The Commission believes that this change is necessary to signal a clean break from the strict interpretive position applied to the existing provision. The Commission is aware that the interpretation of the new provision will continue to involve difficult subjective judgments, but anticipates that those judgments will be based upon a consideration of the substantive concerns raised by a proposal rather than specific language or actions proposed to deal with those concerns.

Consequently, the Division has consistently taken the position that Rule 14a-8(i)(12) does not require that the proposals, or their subject matters, be identical in order for a company to exclude the later-submitted proposal. The Division has consistently concurred with the exclusion of proposals under Rule 14a-8(i)(12) when the proposal in question shares similar underlying issues with a prior proposal, even if the subsequent proposal recommended that the company take different actions.

In *Bank of America Corp.* (Feb. 25, 2005), the Division permitted exclusion of a proposal requesting that the company list all political and charitable contributions made by the company on its website. In a prior proposal, the same proponent requested that the company refrain from making charitable contributions. Despite the different actions requested and the different subject matters of the prior proposal (no contributions) and the proposal at issue (disclosure of contributions), the Division concluded that the proposal at issue dealt with substantially the same subject matter (corporate contribution related matters). Similarly, in *AT&T Company* (Feb. 17, 1998), a proposal requesting that all political contributions of the issuer be published annually in the company's annual report to shareholders as well as requiring shareholder approval for political contributions in excess of $10,000 per annum was excludable pursuant to Rule 14a-8(c)(12)(iii) as it dealt with substantially the same subject matter as a previous proposal requesting that the company publish a report detailing all of its political contributions in national newspapers as well in newspapers in major cities. See also *Dow Jones & Co., Inc.* (Dec. 17, 2004) (proposal at issue requesting the company publish in its proxy materials information relating to its process of donations to a particular non-profit organization was excludable as it dealt with substantially the same subject matter as a prior proposal requesting an explanation of the procedures governing charitable donations); *Dillard's, Inc.* (Mar. 22, 2002) (a proposal requesting the board commit to the implementation of a code of conduct based on International Labor Organization human rights standards was excludable as it dealt with substantially the same subject matter as prior proposals calling for a report describing the company's actions to ensure that it did not and would not do business with foreign suppliers who use questionable labor practices and who violate their workers' labor rights); and *Bristol-Meyers Squibb Co.* (Feb. 6, 1996) (a proposal recommending the board of directors form a committee to formulate an educational plan to inform women of the possible abortifacient action of any of the company's products was excludable as it dealt with substantially the same subject matter as a prior proposal asking the company to refrain from giving charitable contributions to organizations that perform abortions).

As noted previously, both the Previous Proposal and the Proposal deal with substantially the same subject matter – contributions by the Company. Rather than requesting disclosure regarding company contributions, the Previous Proposal requested that no charitable contribution be made at the corporate level. Based on our examination of the supporting statements for each proposal, it is clear that the substantive concerns raised by Proponent are the same – corporate contribution related matters. Each supporting statement indicates that the corporate funds used for charitable contributions belong to shareholders and argues that the Company should acknowledge the diverse beliefs of shareholders.

According to the calculation of the judges of election, the Previous Proposal received 2.16% of the vote at the Company's 2004 annual meeting of shareholders.[1] Since the Previous Proposal failed to meet the required 3% threshold at the 2004 annual meeting of shareholders and the other rule requirements are satisfied, the Proposal may be excluded from the 2005 proxy materials under Rule 14a-8(i)(12).

**2. The Proposal may be omitted under Rule 14a-8(i)(7) as it relates to the Company's ordinary business operations.**

Rule 14a-8(i)(7) permits the Company to exclude a shareholder proposal that relates to the Company's ordinary business operations.

The Proposal requests that the Company list all political and charitable contributions on its website. Although the Proposal appears facially neutral, its supporting statement makes clear that the Proposal is intended to impose a ban on charitable contributions directed toward a particular kind of charitable contribution, namely, contributions to Planned Parenthood and organizations that support abortions. Historically, the Division has found that facially neutral

[1] Tabulation is as follows: votes cast for – 15,740,153 and votes cast against – 711,325,129. Pursuant to the Staff's position on counting votes for purposes of Rule 14a-8(i)(12), abstentions and broker non-votes were not included for purposes of the calculation. See Staff Legal Bulletin No. 14, Question F.4 (July 13, 2001).

proposals that were in effect directed toward specific kinds of charitable giving were excludable pursuant to Rule 14a-8(i)(7).

The supporting statement includes the following:

"Today many politicians support legalized same-sex marriages. Some charitable groups, most notably Planned Parenthood, perform over 200,000 abortions per year. Organizations like Life Decisions International, in turn, encourage boycotts of companies that give funds to Planned Parenthood."

The Proponent's references to these groups, read together with the Previous Proposal and its supporting statement, make clear the Proponent's true intention – to force the Company to eliminate contributions to Planned Parenthood and organizations that support abortions. On the whole, it is clear that the Proponent is concerned not about charitable contributions generally, but rather only those contributions to organizations that are disfavored by the Proponent. The true goal of the Proposal appears to be directed at the elimination of charitable contributions to organizations that perform abortions generally, and Planned Parenthood in particular.

Given the true intent of the Proposal, the Company believes that the Proponent's objective is to target specific types of charitable contributions. Accordingly, the Proposal falls within the scope of the no-action letters issued by the Division that concur with the exclusion of proposals, pursuant to Rule 14a-8(i)(7) (or its predecessor, Rule 14a-8(c)(7)), that seek to prohibit charitable contributions to specific types of organizations. *See, e.g., Bank of America Corp.* (Jan. 24, 2003) (facially neutral proposal to refrain from making charitable contributions to Planned Parenthood and organizations that support abortions); *American Home Products Company* (Mar. 4, 2002) (facially neutral proposal that the company form a committee to study the impact of charitable contributions on the business of the company); and *Schering-Plough Company* (Mar. 4, 2002) (facially neutral proposal that the company form a committee to study the impact of charitable contributions on the business of the company).

As these no-action letters evidence, the Division has historically looked beyond a facially neutral shareholder proposal in order to determine whether the proposal is actually directed toward contributions to specific types of charitable organizations. In each of these no-action letters, facially neutral proposals were found to be directed toward specific kinds of charitable giving and, therefore, were excluded pursuant to Rule 14a-8(i)(7). The Company believes that the ostensibly facially neutral Proposal is clearly directed to specific types of charitable contributions, namely those to Planned Parenthood and organizations that support abortions, just as the facially neutral proposals in letters cited above were actually directed toward particular kinds of charitable contributions.

## Conclusion

Based on the foregoing, we respectfully request that the staff confirm that it will not recommend any enforcement action if the Company excludes the Proposal from its proxy materials for its Annual Meeting in reliance on Rule 14a-8.

Should the staff disagree with the Company's position, we would appreciate an opportunity to confer with the staff prior to the issuance of its response. If you have any questions regarding this matter, please call the undersigned at 763.505.2758.

Very truly yours,



Keyna P. Skeffington
Senior Legal Counsel

Enclosures

cc: Terrance L. Carlson
Raymond B. Ruddy

**EXHIBIT A**


Tanager

*Via U.S. Mail*

February 7, 2005

Mr. Raymond B. Ruddy
26 Rolling Lane
Dover, MA 02030

Re: Ownership of Medtronic Inc.

Dear Mr. Ruddy:

Please let this letter serve as confirmation that you have continuously owned approximately $4,000.00 in value of Medtronic stock since November 14, 2002, when you purchased 85 shares.

Please call me should you have any questions.

Sincerely,

John H. Biebel, Esq., CFP®

e-mail: jbiebel@tanagerfinancial.com
Tanager Financial Services Inc. 800 South Street Suite 195 Waltham MA 02453 781 893-8040 781 891-4088 fax

166745_1.DOC

**Raymond B. Ruddy**
**26 Rolling Lane**
**Dover, Massachusetts 02030**

February 7, 2005

Ms. Terry Carlson
Corporate Secretary
Medtronic World Headquarters
710 Medtronic Parkway
Minneapolis, MN 55432-5604

Dear Ms. Carlson:

I am the owner of 85 shares of Medtronic. I have continuously owned the shares over one year and intend to hold them through the time of the next annual meeting. At that meeting, I wish to propose the following resolution.

Resolved: Within two months of approval of this proposal the shareholders request the company to consider listing on the company's website all political and charitable contributions.

**Supporting Statement**

Contributions are made from the fruits of employees' labor using dollars that belong to shareholders as a group. As Thomas Jefferson said in A Bill for Establishing Religious Freedom, "...contributions of money for the propagation of opinions which he disbelieves and abhors, is sinful and tyrannical." Today many politicians support legalized same-sex marriages. Some charitable groups, most notably Planned Parenthood, perform over 200,000 abortions per year. Organizations like Life Decisions International, in turn, encourage boycotts of companies that give funds to Planned Parenthood.

Publishing a list of political and charitable contributions will encourage those responsible for making said contributions to keep the interests and values of all employees and shareholders in mind. A vote for this proposal is a vote to acknowledge the diverse beliefs of stakeholders and a vote for full disclosure.

Sincerely,





Raymond B. Ruddy

EXHIBIT B

March 10, 2004

26 Rolling Lane
Dover, MA

Medtronic, Inc.
Attention: Mr. Ronald E. Lund
Corporate Secretary
710 Medtronic Parkway
Minneapolis, MN
55432-5604

Dear Ms. Scherer:

I am the owner of 85 shares of Medtronic, Inc. I have owned the shares continuously for over one year and I intend to hold them through the time of the next annual meeting. At that meeting I wish to propose the following resolution:

Resolved, the shareholders recommend to the board of directors of Medtronic, Inc to cease making charitable contributions.

**Supporting Statement**

Thomas Jefferson once wrote, "To compel a man to furnish contributions of money for propagation of opinions which he believes is sinful and tyrannical." Choice is a popular word in our culture. Noble Prize winning economist and long time critic of corporate charitable contributions, Milton Friedman, writes about the importance of choice in his book, Free to Choose. By making charitable contributions at the corporate level we have usurped the right and duty of individuals to support the charities of their choice. We may also be forcing thousands of people to support causes they may disagree with on a most profound level. For example, abortion rights advocates often use the word choice, without mentioning what choice is all about, i.e., abortion. Today there are a number of prominent charities advocating for abortion and, in at least one case, Planned Parenthood, actually performing abortions. Other charities, often times involved in research for cures of disease, may advocate the destruction of human embryos for research purposes. These may be more controversial examples, but they illustrate the point today, many charities are involved in activities that are divisive and not universally supported. Medtronic, Inc. employees and shareholders represent a broad range of interests. It is impossible to be sensitive to the moral, religious and cultural sensitivities to so many people. Rather than compel our stakeholders to support potentially controversial charitable groups we should refrain from giving their money away to them. Let each person choose. The importance of individual choice and the importance of each individual cannot be underestimated.

Raymond B. Ruddy



**Raymond B. Ruddy**
**26 Rolling Lane**
**Dover, Massachusetts 02030**



February 7, 2005

Ms. Terry Carlson
Corporate Secretary
Medtronic World Headquarters
710 Medtronic Parkway
Minneapolis, MN 55432-5604

Dear Ms. Carlson:

I am the owner of 85 shares of Medtronic. I have continuously owned the shares over one year and intend to hold them through the time of the next annual meeting. At that meeting, I wish to propose the following resolution.

Resolved: Within two months of approval of this proposal the shareholders request the company to consider listing on the company's website all political and charitable contributions.

**Supporting Statement**

Contributions are made from the fruits of employees' labor using dollars that belong to shareholders as a group. As Thomas Jefferson said in A Bill for Establishing Religious Freedom, "...contributions of money for the propagation of opinions which he disbelieves and abhors, is sinful and tyrannical." Today many politicians support legalized same-sex marriages. Some charitable groups, most notably Planned Parenthood, perform over 200,000 abortions per year. Organizations like Life Decisions International, in turn, encourage boycotts of companies that give funds to Planned Parenthood.

Publishing a list of political and charitable contributions will encourage those responsible for making said contributions to keep the interests and values of all employees and shareholders in mind. A vote for this proposal is a vote to acknowledge the diverse beliefs of stakeholders and a vote for full disclosure.

Sincerely,




Raymond B. Ruddy

**Raymond B. Ruddy**
**26 Rolling Lane**
**Dover, Massachusetts 02030**



February 7, 2005

Ms. Terry Carlson
Corporate Secretary
Medtronic World Headquarters
710 Medtronic Parkway
Minneapolis, MN 55432-5604

Dear Ms. Carlson:

I am the owner of 85 shares of Medtronic. I have continuously owned the shares over one year and intend to hold them through the time of the next annual meeting. At that meeting, I wish to propose the following resolution.

Resolved: Within two months of approval of this proposal the shareholders request the company to consider listing on the company's website all political and charitable contributions.

**Supporting Statement**

Contributions are made from the fruits of employees' labor using dollars that belong to shareholders as a group. As Thomas Jefferson said in A Bill for Establishing Religious Freedom, "...contributions of money for the propagation of opinions which he disbelieves and abhors, is sinful and tyrannical." Today many politicians support legalized same-sex marriages. Some charitable groups, most notably Planned Parenthood, perform over 200,000 abortions per year. Organizations like Life Decisions International, in turn, encourage boycotts of companies that give funds to Planned Parenthood.

Publishing a list of political and charitable contributions will encourage those responsible for making said contributions to keep the interests and values of all employees and shareholders in mind. A vote for this proposal is a vote to acknowledge the diverse beliefs of stakeholders and a vote for full disclosure.

Sincerely,




Raymond B. Ruddy

## DIVISION OF CORPORATION FINANCE
## INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

June 2, 2005

**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

Re: Medtronic, Inc.
Incoming letter dated April 28, 2005

The proposal requests that Medtronic list all political and charitable contributions.

There appears to be some basis for your view that Medtronic may exclude the proposal under rule 14a-8(i)(12)(i). Accordingly, we will not recommend enforcement action to the Commission if Medtronic omits the proposal from its proxy materials in reliance on rule 14a-8(i)(12)(i). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Medtronic relies.

Sincerely,



Robyn Manos
Special Counsel